NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 14, 2025, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 31, 2025 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The Reorganization between The New America High Income Fund, Inc. and T. Rowe Price High Yield Fund, a series of the T. Rowe Price High Yield Fund, Inc. became effective on March 31, 2025. Each share of Common Stock of The New America High Income Fund, Inc. will be converted into a number of Investor Class shares of T. Rowe Price High Yield Fund, a series of the T. Rowe Price High Yield Fund, Inc., based on the net asset value ("NAV") (not the market value) of the Target Fund relative to the NAV of Investor Class shares of the Acquiring Fund, as of the close of business on the business day immediately prior to the closing date of the Reorganization. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 12, 2025.